UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of June 2023
Commission File Number: 001-38547

Autolus Therapeutics plc
(Translation of registrant’s name into English)

The MediaWorks
191 Wood Lane
London W12 7FP
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
x  Form 20-F    ☐  Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”), excluding Exhibit 99.1 to this Report, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-258556), Form F-3 (File No. 333-264304), Form F-3 (File No. 333-264650) and Form S-8 (File No. 333-226457) of Autolus Therapeutics plc (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.
INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of New Director
On June 20, 2023, Autolus Therapeutics plc (the “Company”) announced that, upon the recommendation of its Nominating and Corporate Governance Committee (the “Nominating Committee”) of the Company’s Board of Directors (the “Board”), the Board appointed Robert Iannone, M.D., M.S.C.E. to serve as a Class I director of the Company, effective June 15, 2023. Dr. Iannone will serve for an initial term expiring at the Company’s 2025 annual meeting of stockholders, and until his successor has been duly elected and qualified, or until his earlier death, resignation or removal.
Dr. Iannone will be compensated in accordance with the terms of the Company’s non-executive director compensation policy, as amended in April 2023 to reflect updated annual retainers and initial and annual equity awards for non-executive directors. Pursuant to the amended policy, Dr. Iannone will be entitled to receive a £31,500 annual retainer for his service on the Board and a £6,000 annual retainer for his service as a member of the Research & Development Committee.
Further, pursuant to the policy amended as of April 2023, in connection with Dr. Iannone’s appointment as a non-executive director, he will also be granted an initial one-time equity award of options to purchase 105,000 of the Company’s American Depositary Shares (“ADSs”) representing its ordinary shares, with an exercise price equal to the closing price of the Company’s ADSs on June 30, 2023, the date of the Company’s Annual General Meeting of Shareholders.
The award will vest and become exercisable in twelve equal monthly installments, subject to his continued service to the Company through each applicable vesting date. The Company also entered into its standard deed of indemnity agreement for directors and officers with Dr. Iannone, the form of which was filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333- 224720) filed with the SEC on June 8, 2018.
There are no arrangements or understandings between Dr. Iannone and any other persons pursuant to which Dr. Iannone was appointed as a director, and there are no related-party transactions in which Dr. Iannone has an interest requiring disclosure.
On June 20, 2023, the Company issued a press release announcing the appointment which is furnished as Exhibit 99.1 to this Report..

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated June 20, 2023.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autolus Therapeutics plc

Date:	June 20, 2023	By:	/s/ Christian Itin
			Name	Christian Itin, Ph.D.
			Title:	Chief Executive Officer